FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	PUBLIC REQUEST FOR A PROXY

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Attachment 23 to CVM Instruction No. 481/2009

PUBLIC REQUEST FOR A PROXY

For the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2020, at 11:00 a.m. (“AGOE”), at the Company's head office, located at Rua Jorge Tzachel, No. 475, Bairro Fazenda, City of Itajaí, State of Santa Catarina.

1.  Provide the name of the company

BRF S.A. (“Company”).

2.  Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the AGOE Agenda, published through the Call Notice, dated March 27, 2020, which are:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Company’s Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, under the terms of CVM Instruction No. 165/91, the requirement of shareholders representing, at least, 5% (five percent) of the voting capital so that the process of multiple voting is adopted;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company’s management for the year 2020;

(vi) To elect members of the Fiscal Council;

(vii) To establish the compensation of the members of the Fiscal Council for the fiscal year 2020.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To amend Article 21 of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year;

(ii)  To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors that may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting; and

(iii) To amend the Stock Option Plan and the Restricted Stocks Plan of the Company.

3. Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:

a.  Name and Address;

Company Management.

b.  How long they have been shareholders in the company.

Not applicable.

c.  Number and percentage of shares for each type and class in their ownership.

Not applicable.

d.  Number of shares taken on loan.

Not applicable.

e.  Total exposure in derivatives bechmarked to shares of the company.

Not applicable.

f.   Corporate, business or family relations existing or maintained during the past 3 years with the company or with parties related to the company, as defined in the accounting laws related to this matter.

Not applicable.

4.  State whether any of the persons listed under item 3, as well as any their controlling shareholders, subsidiaries, affiliates or associated companies have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of any such interest.

Not applicable.

5.  State the estimated cost of the request for the proxy.

The Company estimates that the cost for this Public Proxy Request will be approximately R$ 10,000.00 (ten thousand Brazilian reais), considering the costs of any publications of this Public Request for a Proxy.

6. State whether:

(a)  the company paid for the request for a proxy; or

(b)  the parties presenting it will seek the reimbursement of such costs from the company.

The Company will fund all the expenses pertaining to this request for a proxy.

7. State:

a.            The address to which this proxy should be sent following signature; or

The powers of attorney instruments, in the form of the draft object of Attachment 1 to the present, must be completed, initialed and signed and, subsequently, sent to the following postal address: Avenida das Nações Unidas, 8.501 – Zip Code 05425-070, Pinheiros, São Paulo (SP), under the care of the Corporate-Legal Department, in the period between March 27, 2020 and April 23, 2020, from 8:00 am to 6:00 pm. Additionally, the shareholders may also, within the aforementioned period, send the duly completed power of attorney, together with a copy of the documents below, to the following electronic address: acoes@brf-br.com.

The shareholders must present, together with the power of attorney in physical format, a copy of the following documents:

a)            Individual Shareholders: (i) picture I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

b)            Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

c)            Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) picture I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

d)            Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

b. Should the company accept proxies through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

APPENDIX 1 - DRAFT OF POWER OF ATTORNEY

PROXY

Through this private instrument, the shareholder qualified below (“Grantor”), in the capacity of shareholder of BRF S.A., a publicly-held company registered at CNPJ/MF under number 01.838.723/0001-27, with its head office at Rua Jorge Tzachel, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, Zip Code 88301-600 (“Company”), In view of the call for the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held at 11:00 a.m. on April 27, 2020 (“AGOE”), hereby appoints and constitutes as its proxies (“Grantees”):

a)    Mrs. Cristiana Rebelo Wiener, Brazilian, married, lawyer, enrolled in the Brazilian Bar OAB/SP under No. 215.947 and enrolled in CPF/MF under No. 025.909.597-45, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425- 070, Pinheiros, São Paulo (SP) or Mr. Tiago Both, Brazilian, married, lawyer, enrolled in the Brazilian Bar OAB/RS under No. 92.444 and CPF/MF under No. 009.114.470-16, with professional address at Rodovia BR 277, 3001, Zip Code 82305-100, Mossunguê, Curitiba (PR), to vote IN FAVOR of the matters on the agenda of the General Meeting, in accordance with the guidance indicated below by the Grantor below;

b)    Mr. Cassio Colli Badino de Souza Leite, Brazilian, single, lawyer, enrolled in the Brazilian Bar OAB/SP under No. 318.543 and CPF/MF under No. 322.907.898-52, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425- 070, Pinheiros, São Paulo (SP) or Mrs. Carla Dutra Hirayama, Brazilian, lawyer, enrolled in the Brazilian Bar OAB/SC under No. 34.575 and CPF/MF under No. 009.265.189-50, with professional address at Rua Jorge Tzachel, 476, 5º andar, Zip Code 88.301-905, Fazenda, Itajaí (SC), to vote  AGAINST  in the matters included in the AGOE’s agenda, in accordance with the express guidance given below by the Grantor below; and

c)    Mr. Carlos Eduardo de Castro Neves, Brazilian, lawyer, divorced, enrolled in the Brazilian Bar OAB/SP under No. 260.460-B and CPF/MF under No. 514.871.601-00, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425-070, Pinheiros, São Paulo (SP) or Mrs. Kaite Meurer Wisintainer, Brazilian, lawyer, enrolled in the Brazilian Bar OAB/SC under No. 22.381 and CPF/MF under No, 017.032.209-27, with professional address at Rua Jerônimo Coelho, 280, sala 801, Zip Code 88010-030, Centro, Florianópolis (SC), to ABSTAIN in the matters included in the AGOE’s agenda, in accordance with the express guidance given by the Grantor below;

granting the above-mentioned proxies powers to represent the Grantor at the AGOE, acting solely and regardless of the order of nomination, signing the Shareholders Attendance Register and the minutes of the Ordinary and Extraordinary General Shareholders Meeting for the specific ends of voting strictly in conformity with the following guidance on each of the subjects on the agenda:

I - At the Ordinary General Shareholders’ Meeting:

 1. To approve the management accounts and the financial statements of the Company related to the fiscal year ended on December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses:

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 2. To set at 10 (ten) the number of members to compose the Company’s Board of Directors:

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 3. Do you wish to request the adoption of the multiple vote process for the election of the board of directors, pursuant to art. 141 of Law No. 6.404/1976?

Yes	No	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 4. Approve the election of the members of the Board of Directors who are part of the following plate:

(i)  Augusto Marques da Cruz Filho

(ii) Dan loschpe

(iii) Flavia Buarque de Almeida

(iv) Flavia Maria Bittencourt

(v) José Luiz Osório

(vi) Luiz Fernando Furlan

(vii) Pedro Pullen Parente

(viii) Ivandré Motiel da Silva

(ix) Roberto Rodrigues

(x) Marcelo F. Bacci

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 5. In case one of the candidates that make up the chosen plate fails to join it, can the votes corresponding to his/her shares continue to be cast on the chosen plate?

Yes	No	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 6. Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages among the members of the plate you chose? (The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen plate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not will be allocated to any candidate, being disregarded in the multiple voting procedure, in which case the shareholder may not vote with all his shares)

Yes	No	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

 6.1.  If the shareholder answered “no” in relation to the previous question, what percentage should be attributed to each candidate who is a member of the plate?

Candidate Augusto Marques da Cruz Filho - [ ]% percentage of votes to be attributed to the candidate

Candidate Dan loschpe - [  ]% percentage of votes to be attributed to the candidate

Candidate Flavia Buarque de Almeida - [   ]% percentage of votes to be attributed to the candidate

Candidate Flavia Maria Bittencourt - [   ]% percentage of votes to be attributed to the candidate

Candidate José Luiz Osório - [   ]% percentage of votes to be attributed to the candidate

Candidate Luiz Fernando Furlan - [   ]% percentage of votes to be attributed to the candidate

Candidate Pedro Pullen Parente - [   ]% percentage of votes to be attributed to the candidate

Candidate Ivandré Motiel da Silva - [   ]% percentage of votes to be attributed to the candidate

Candidate Roberto Rodrigues - [   ]% percentage of votes to be attributed to the candidate

Candidate Marcelo F. Bacci - [   ]% percentage of votes to be attributed to the candidate

7. To approve the election of Mr. Pedro Pullen Parente for the position of Chairman of the Board of Directors and Mr. Augusto Marques da Cruz Filho for the position of Vice-Chairman of the Board of Directors.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

8. To set the annual global compensation for the year 2020 for the Company’s Managers (Board of Directors and Board of Officers) in the amount of up to BRL R$ 124.3 million. This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits and social charges) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and related values the Stock Option Plan and the Company’s Restricted Stocks Plan :

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

9. To elect the members of the Company’s Fiscal Council:

Attilio Guaspari (Effective) / Susana Hanna Stiphan Jabra (Alternate)

[ ] In Favor	[ ] Against	[ ] Abstain

Maria Paula Soares Aranha (Effective) / Mônica Hojaij Carvalho Molina (Alternate)

[ ] In Favor	[ ] Against	[ ] Abstain

André Vicentini (Effective) / Valdecyr Maciel Gomes (Alternate)

[ ] In Favor	[ ] Against	[ ] Abstain

Place an X in the above space for the chosen option.

10. To set the compensation for the fiscal year 2020 for the effective members of the Fiscal Council in an amount corresponding to at least 10% (ten percent) of the average amount of the compensation attributed to the Company’s Officers (not counting benefits, sums of representation and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6.404/1976:

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

II - In the Extraordinary General Meeting:

1. To amend Article 21 of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year:

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

2. To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors that may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting  .

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

3. To amend the Company’s Stock Option Plan (“Stock Option Plan”) and the Company’s Restricted Shares Plan (“Restricted Stocks Plan”), to establish that the total number of common shares , nominative, book-entry and without par value, representing the total capital stock of the Company that may be granted to beneficiaries as a result of the Stock Option Plan and the Restricted Stocks Plan, must not jointly exceed the limit of 2.5% (two and a half percent) of such shares  .

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

For the purposes of this mandate, the Grantees will have limited powers to attend the AGOE and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the AGOE, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the AGOE for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder;

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address
Number of shares held
Name of Legal Representative (If applicable):
Legal Representative’s Address (if applicable)
Position of Legal Representative (if applicable)
Date of proxy

Signature: ________________________________________

Name/Corporate Name of Shareholder: _______________________

Name of Shareholder´s Legal Representative(s) (if applicable): _________________